SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 17, 2013 with the report for the nine-month period ended on March 31, 2012, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 17, 2013, the Company filed the report for the nine-month period ended on March 31, 2013, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima
March 31, 2013 and 2012

	ARS thousands
	03/31/2013	03/31/2012
1. Income for the period
(Nine-month period):
Attributable to:
Shareholders' Equity	320,638	176,622
Non-controlling interest	58,623	18,849

2. Shareholders' Equity

Capital Stock	578,676	578,676
Restatement for capital stock	123,329	274,387
Additional paid in capital	793,123	793,123
Reserve for acquisition of additional interest in subsidiaries	(17,254)	(15,311)
Reserve for conversion	38,500	12,078
Reserve for stock-based capital	8,321	2,698
Legal reserve	85,140	71,136
Other reserves	492,441	447,683
Retained earnings	716,478	554,686
Non-controlling interest	505,460	391,679
Total Shareholders' Equity	3,324,214	3,110,835

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the COMPANY’s stock capital was ARS 578,676,460 – divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 377,253,404 shares, representing 65.19% of the issued and outstanding capital stock.

In addition, as of March 31, 2013, excluding Cresud’s interest, the rest of the shareholders hold 201,423,056 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share, representing 34.81% of the issued and outstanding capital stock.

As of March 31, 2013 there were no outstanding warrants or convertible notes for the purchase of our shares.

The highlights for the nine-month period ended March 31, 2013 include:

•	Net income for the first nine months of 2013 was ARS 379.3 million increasing 94.0% compared to the same period of last year.
•	For the first nine months of 2013, IRSA’s revenues increased by 20.7% to ARS 1,604.1 million, and EBITDA grew 36.3% to ARS 912.4 million.
•
Revenues and EBITDA from the Shopping Centers segment grew 22.0% and 18.8%, respectively, in the nine-month period of fiscal year 2013 as compared to 2012. Tenant sales grew 24.8% during the period and the portfolio occupancy stood at 98.7%.

•	The offices segment shows an improvement in the occupancy to 97.3%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Vice Chairman of the Board of Directors
May 17, 2013